Exhibit 99.1

1 1 FORGING COMMERCIAL & CLINICAL PATHWAYS TARGETING INFECTIOUS DISEASES WITH ORAL IMMUNOTHERAPIES – JUNE 2019 NASDAQ: IMRN ASX: IMC GARY S. JACOB, Ph.D. CEO

2 2 Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections . Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements . Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology . As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements . The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made . Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority . SAFE HARBOR STATEMENT

3 3 COMPANY HIGHLIGHTS We are a commercial and clinical - stage biopharmaceutical company focusing on infectious diseases with oral immunoglobulin - based therapies. Validated Technology Platform – with One Registered Asset, Travelan ® Generating Revenue IMM - 124E & IMM - 529, in Clinical Development for Treatment of Liver Disease and C. difficile Infections Plan for Accelerated R egulatory Path to Approval for IMM - 124E (Travelan®) as Drug to Prevent Travelers’ Diarrhea in USA

4 4 PLATFORM OVERVIEW: ORAL IMMUNOGLOBULINS Development of Highly Specific Vaccines Isolation of hyperimmune antibody - rich bovine colostrum Oral Antimicrobial therapeutics without drawbacks of antibiotics Toxin Neutralization + Clearance of targeted gut pathogens

DEVELOPMENT PIPELINE: TWO-PRONGED PLAN

	DEVELOPMENT STAGE					HIGHLIGHTS
	PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3	MARKET	
ANTI-INFLAMMATORY PROGRAMS						
Travelan®	TGA ARTG Aust L106709 (2004) → Market					Commercial product - Australia
	Health Canada NPN 80046016 (2015) → Market					Commercial product - Canada
	Dietary supplement (2015) → Market					Commercial product - USA
IMM-124E (Travelan®)	→ Phase 2					PLAN TO DEVELOP AS DRUG TO PREVENT TRAVELERS' DIARRHEA IN USA
IMM-529	→ Phase 2					TO PREVENT RECURRENCE IN C. DIFFICILE PATIENTS

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6 6 US DOD R&D COLLABORATION AGREEMENTS • Armed Forces Research Institute of Medical Sciences (AFRIMS) – June 2016 • Naval Medical Research Center (NMRC) – August 2016 • Walter Reed Army Institute of Research (WRAIR) – June 2016 • Travelan® binds 180 pathogenic strains of bacteria from infected personnel deployed in Bhutan, Cambodia, Nepal and Thailand Collaboration on Development of a Shigella - Specific Therapeutic

7 7 BACKGROUND OF TRAVELAN ®: PLAN TO EXPAND USE Marketed in Australia, USA and Canada Status with FDA: IND 14,933* COMMERCIAL PRODUCT DRUG CANDIDATE IMM - 124E Plan to develop IMM - 124E as an approved drug to prevent Travelers’ Diarrhea *IMM - 124E for treatment of NASH

8 8 WHAT IS TRAVELERS’ DIARRHEA? • Caused by consuming food or water infected with pathogens. Three or more unformed stools in 24 hours. • Bacterial pathogens are the predominant risk 1 . • Enterotoxigenic E. coli (ETEC) are the predominant pathogens 2,3 : 42% in Latin America 28% in Southeast Asia • Up to 70% of travelers suffer from travelers’ diarrhea 4 . 1 – Steffen, R. 2017 Epidemiology of travelers’ diarrhea. Journal of Travel Medicine 24(1) 2 – Leder , K. 2015 Advising Travellers about Management of Travelers’ Diarrhea. Australian Family Physician, vol 44 No. 1 - 2 Jan. Feb 2015 3 – Castelli et. al., Epidemiology of Travelers’ Diarrhea, J. Travel Medicine 2001; 8 (Suppl2) S26 - S30 4 – CDC Yellow Book 2018, Chapter 2 Travelers’ Diarrhea.

9 9 TRAVELAN® COMMERCIAL PROFILE: INCREASING SALES ADDRESSING LARGE MARKETS 2019 Global market - US $630M Expected to reach US $890M by 2024 at 7% CAGR 1 $1.38M $2.01M $2.68M $0 $500,000 $1,000,000 $1,500,000 $2,000,000 $2,500,000 $3,000,000 FY17A FY18A FY19B Immuron Sales AUD 1. https://www.marketwatch.com/press - release/at - 71 - cagr - travelers - diarrhea - therapeutics - market - size - to - reach - usd - 890 - million - by - 2024 - 2019 - 05 - 08

ANTIBIOTIC RESISTANCE: OPPORTUNITY FOR TRAVELAN®

International Society of Travel Medicine
Promoting healthy travel worldwide
Established 1991

International Society of Travel Medicine, 2017 guidelines for treating Travelers' Diarrhea included[1]:

- Antibiotics should **NOT** be used routinely, except patients at high risk of complications
- Rifaximin recommended when antibiotic prophylaxis is indicated
- Fluoroquinolones not recommended for prophylaxis[2]
- Insufficient evidence to recommend prebiotics or probiotics

The opportunity: Travelan®, the alternative to antibiotic treatment of TD

1 Riddle et al. 2017. Guidelines for the prevention and treatment of travellers' diarrhea: a graded expert panel report. Journal of Travel Medicine 24(1).

2 Tribble, D. 2017 Resistant pathogens as causes of traveller's diarrhea globally and impact(s) on treatment failure and recommendations. Journal of Travel Medicine 24(1)

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TRAVELAN® AS A DRUG TO PREVENT TRAVELERS' DIARRHEA

- Travelan® evaluated in two randomised, double-blind, placebo-Controlled Human Infection Model challenge clinical trials
- 90 healthy volunteers in Study 1 & 2
- Published in Scandinavian Journal of Gastroenterology



STUDY 1: 30 participants

PLACEBO	IMM-124E 400mg TID
15	15

Oral challenge with O78 ETEC strain (H10407)

Diarrhea was defined as passage of two or more unformed stools during 48 hour period within 72 hours of the challenge

RESULTS: Travelan® provided over <u>90% prophylactic efficacy</u> against diarrhea due to infection by the major strain of E.coli that causes TD

Otto et al. 2011 Randomized Control Trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by ETEC in volunteers. Scandinavian Journal of Gastroenterology, 2011; 46: 862–868.

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12 12 SUMMARY OF RESULTS FROM STUDY 1 Number of volunteers 15 15 Number of volunteers with diarrhea 11 (73%) 1 (7%) 0.0005 Number of diarrheal stools/volunteer (mean + SEM) 4.4 ± 0.9 0.4 ± 0.4 0.0004 Mean number of diarrheal stools per volunteer with diarrhea (mean and range) 6 (2 – 8) 6 (6) NS Abdominal pain 5 (33%) 0 (0%) 0.04 ETEC H10407 isolated from feces after challenge 15 (100%) 12 (80%) NS Treatment Group Placebo Colostrum p *Fisher’s exact test or Student’s t - test (two - tailed) as appropriate. NS, not significant

13 13 Number of volunteers 14 14 14 14 Number of volunteers with diarrhea 12 (86%) 2 (14%), p = 0.0004* 5 (36%), p = 0.02 3 (20%), p = 0.007 Number of diarrheal stools/volunteer (mean + SEM) 3.9 ± 0.8 0.5 ± 0.3, p = 0.0005 1.8 ± 0.8, p = 0.07 0.9 ± 0.5, p = 0.003 Mean number of diarrheal stools per volunteer with diarrhea (mean and range) 5 (3 – 10) 3.5 (3 – 4) 5 (2 – 7) 4.7 (2 – 7) Abdominal pain 5 (36%) 0 (0%), p = 0.04 2 (14%), p = 0.04 0 (0%), p = 0.02 ETEC H10407 isolated from feces after challenge 12 (86%) 14 (100%) 14 (100%) 12 (80%) SUMMARY OF RESULTS FROM STUDY 2 Treatment Group Group 1: Group 2: Group 3: Group 4: Placebo Colostrum Colostrum Colostrum tid 400 mg tid + buffer 200 mg tid 400 mg tid *All tests compared results of active treatment with placebo group; calculation by Fisher ’ s exact test or Student ’ s t - test (two - tailed)

TRAVELAN®: ORAL CHALLENGE STUDY PREVENTION OF SHIGELLOSIS (BACILLARY DYSENTERY) IN PRIMATES*

- 12 juvenile rhesus monkeys randomly assigned to Travelan® (n=8) or placebo (high protein milk powder) (n=4) treatment groups
- Travelan® or placebo (500mg) was administered 2x daily for 6-days, starting on day 0
- Each monkey challenged with 2.8 x 10^9 *Shigella flexneri* 2a intragastrically on day 3
- Travelan® /placebo treatment stopped on day-6. Monkeys monitored through to day 14
- Faecal samples taken 2 x daily and cultured to establish presence/absence of *Shigella flexneri*
- Animals continually monitored for clinical signs



***Collaborative animal model study with AFRIMS & WRAIR**

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15 15 “ Travelan ®” x 6 days “Placebo” x 6 days 3 x 10 9 S. flexneri = last day of S. flexneri consecutive + ve stool culture No Treatment x 8 days RESULTS OF TRAVELAN ® SHIGELLA CHALLENGE STUDY* Travelan ® group Placebo control group DAYS 1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 *Collaboration with AFRIMS & WRAIR

16 16 SUMMARY OF TRAVELAN ® SHIGELLA ANIMAL STUDY Placebo (high protein milk powder) provided no protection against acute shigellosis • All (4/4) Placebo treated monkeys developed severe acute enteric shigellosis. Travelan ® provided 75% protection against acute shigellosis • 2 of 8 (25%) Travelan ® - treated monkeys developed severe acute enteric shigellosis • 6 of 8 (75%) Travelan ® - treated monkeys survived Shigella flexneri challenge • S. flexneri was undetectable in consecutive faecal samples by day - 7 in 4 of 6 (67%) survivors and by day 9 in the remaining 2 (33%) survivors

17 17 Revamp Travelan® for FDA approval as drug to prevent Travelers’ Diarrhea in travelers to endemic areas: IMM - 124E DRUG DEVELOPMENT PLAN Execute Prevention Trial and File Registration Package File IND with Single Double - Blind & Placebo Controlled Trial for Prevention of Travelers’ Diarrhea Hold Pre - IND Meeting to Discuss Merits of 505(b)(2) Application Assimilate Data to Support Literature - Based FDA Submission

18 18 US SALES FORECAST FOR TRAVELAN ®: IF APPROVED AS DRUG TO PREVENT TD MARKET POTENTIAL FOR TRAVELAN® SALES: Market potential figure derived from: 2014 figures of US citizens traveling to high risk destinations for TD (44.3 million) 1 and obtaining pretravel advice (22.2 million) 2 . Sources of pre - travel advice include primary care provider, travel medicine specialist, company doctors, pharmacist, and travel agencies 2 . Our forecast utilizes a very conservative estimate for % of US citizens purchasing Travelan ® after seeking pre - travel advice. 1. U.S. Department of Commerce, International Trade Administration, National Travel and Tourism Office. U.S. Citizen Traffic to Overseas Regions, Canada & Mexico 2014. Monthly Statistics, U.S.Outbound Travel by World Regions. 2014. Available at: http://travel.trade.gov/view/m - 2014 - O - 001/index.html. Accessed June 26, 2015. 2. Mathyas Wang , MD , Thomas D. Szucs , MD, MBA, MPH, LLM , and Robert Steffen , MD. Economic Aspects of Travelers ’ Diarrhea. Journal of Travel Medicine, Volume 15, Issue 2, 2008, 110 – 118 USD >$100 MILLION

19 19 COMPETITOR MARKET ANALYSIS – ANTI - DIARRHEAL DRUGS Drug Indication Dosing Ave cost – 2 week trip Revenue USD Millions (Year) FDA APPROVED DRUG TREATMENTS FOR DIARRHEA PEPTO BISMOL (BSS) Relief for heartburn, nausea, indigestion, upset stomach and diarrhea. 2 tabs QID $20.97 1 82.6 (2013) 2 IMMODIUM Decrease the frequency of diarrhea in TD, gastroenteritis, inflammatory bowel disease, and short bowel syndrome. 2 tabs (2 mg) $17.33 1 (48 caplets) 82.5 (2013) 2 CIPROFLOXACIN (FLUOROQUINOLINE) Bacterial infections. 500 mg $44.52 3 40.8 (2015) 3 RIFAXIMIN Treatment of Travellers’ Diarrhea. 3 caps (200 mg) TID $657 4 PRESENTLY, THERE IS NO FDA APPROVED DRUG TO PREVENT TRAVELERS’ DIARRHEA TRAVELAN® Dietary Supplement. 3 caps (200 mg) TID $30 – 30 caplets 0.77 (2018) 5 1. Amazon.com 2. Top 10 OTC brands for digestives by revenue in the USA in 2013 3. Almalki et. al., Utilization, spending & price trends for quinolones in the US, Pharmacoecon Open 2017 Jun: 1(2): 123 - 131 4. Drugs.com Xifaxan (rifaximin) price guide. Cost of Xifaxan oral tablet 200 mg ~$657 for 30 tablets 5. US Sales for Travelan – FY2018

20 20 NEUTRALIZING CLOSTRIDIUM DIFFICILE , WHILE SPARING THE MICROBIOME IMM - 529

21 21 CLOSTRIDIUM DIFFICILE MARKET OPPORTUNITY 1. https//www.globaldata.com/global - clostridium - difficle - infection - market - approach - 2016 - 2026 2. Jagai , et.al., BMC Gastroenterology, 2014:14:211 Trends in gastroenteritis - associated mortality in the USA. 3. K. Desai, BMC Infect. Dis., 2016,16:303 • Therapeutic market expected to grow from USD $630 million in 2016 to over $1.7 billion by 2026 – CAGR 15% 1 • Leading cause of gastroenteritis - associated mortality in U.S. 2 • Approx. 44,500 patients 3 died in 2014 from C. difficile infections (U.S.) • Potential orphan disease (7 years market exclusivity and premium pricing) Clostridium difficile ( C. difficile ) is a bacterium that causes diarrhea and more serious intestinal conditions such as colitis

22 22 THE UNMET NEED • Current standard of care for C. difficile includes vancomycin, metronidazole & fidaxomicin • Therapies plagued by significant CDI recurrences ( * 1st relapse: 25%; 2nd: 40%; 3rd: 60%) underscoring need for new treatments • Growing resistance to vancomycin treatment • Some treatments are administered intravenously rather than via the gut where C. difficile resides * Isobel Ramsay, Nicholas Brown and David Enoch. Recent Progress for the Effective Prevention and Treatment of Recurrent Clostridium difficile Infection. Infectious Diseases: Research and Treatment Volume 11: 1 – 4 (2018). DOI: 10.1177/1178633718758023

THE *C. DIFFICILE* PREVENTION OF RECURRENT CDI MOUSE MODEL*

C57BL/6 mice 6–7 weeks



C. difficile challenge (10^3 spores)

Administration of water or IMM-529

Day -10   -1   0   +8

Antibiotics in drinking water to induce susceptibility to *C. difficile*

Vancomycin treatment ceases

Administration of vancomycin alone or vancomycin + IMM-529 12 hour post infection

Monitor:

- Weight loss
- Physiological appearance
- Activity
- Diarrhoea

*Collaboration with Prof. Dena Lyras, Monash University, Australia

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24 24 0 2 4 6 8 10 12 14 16 18 20 0 10 20 30 40 50 60 70 80 90 100 110 Survival Days after vancomycin treatment ceased P e r c e n t s u r v i v a l Infected + SOC Infected + SOC + IMM-529 ** p=0.0027 IMM - 529 ANIMAL MODEL ‘RECURRENCE’ STUDY All studies statistically significant Demonstrated ~80% survival rate (7/9) vs. ~10% survival rate in control group (1/9) Relapse Study

THE *C. DIFFICILE* PREVENTION MOUSE MODEL

C57BL/6 mice 6–7 weeks



Vancomycin or IMM-529 administration



Day -10
-3
-2
-1
0

Antibiotics in drinking water to induce susceptibility to *C. difficile*

C. difficile challenge (10^3 spores)

Monitor:

- Weight loss
- Physiological appearance
- Activity
- Diarrhoea

*Collaboration with Prof. Dena Lyras, Monash University, Australia

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26 26 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 0 20 40 60 80 100 Survival hours post infection P e r c e n t s u r v i v a l Uninfected, No treatment Infected, No treatment Infected, Non-immune IgG treatment Infected, IMM-529 treatment Infected, Vancomycin treatment IMM - 529 ANIMAL MODEL ‘ PREVENTION ’ STUDY All studies statistically significant Demonstrated 80% efficacy without use of antibiotics Prevention Study

27 27 Develop clinical protocol for FDA approval as drug to prevent recurrent Clostridium difficle Infection: IMM - 529 DRUG DEVELOPMENT PLAN Execute recurrence prevention trial File IND with plan for placebo controlled trial for prevention of disease recurrence Hold pre - IND meeting to discuss clinical protocol and strategy Develop clinical registration strategy for FDA submission

COMMERCIAL & PRODUCT DEVELOPMENT PIPELINE

PROGRAM	INDICATIONS	DEVELOPMENT STAGE: PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3	MARKET	PROGRAM HIGHLIGHTS
ANTI-INFLAMMATORY PROGRAMS							
Travelan®	Travelers' Diarrhea	TGA ARTG Aust L106709 (2004)					Commercial product Australia
Travelan®	Travelers' Diarrhea	Health Canada NPN 80046016 (2015)					Commercial product Canada
Travelan®		Dietary supplement (2015)					Commercial product USA
Travelan® (IMM-124E)	Travelers' Diarrhea						Plan for FDA submission
Travelan® (IMM-124E)	NASH						Top Line Results Reported March 2018
IMM-124E	ASH						NIH Funded U of Virginia Topline results expected 2H 2019
IMM-124E	Pediatric NAFLD						NIH Funded; Emory University Topline results expected 1Q 2020
IMM-529	*C. Difficile*						Developing to prevent recurrence in C. difficile patients
WRAIR	*Shigella*						Walter Reed Army Institute of Research

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IMM-124E: FATTY-LIVER PORTFOLIO

Two ongoing NIH funded Phase 2 Programs currently underway: ASH and Pediatric NAFLD

ASH

- **NIH funded; sponsored by Virginia Commonwealth University**
- Lead Principal Investigator: Arun Sanyal; Former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the NIH (National Institute of Health)
- **Fully recruited: 56 patients**
- Endpoints: Clinical Safety; Serum endotoxin (LPS) levels
- **Timing: topline results expected in 2H2019**

PEDIATRIC NAFLD

- **NIH funded; sponsored by Emory University**
- Lead Principal Investigator: Miriam Vos;
- **Current enrollment: 23/40 patients**
- Endpoint: ALT; 3 months treatment
- **Timing: topline results in 1H 2020**

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30 30 KEY MILESTONES EXPECTED TO DRIVE VALUE Results from US Army trials expected 2019/2020 2H 2019 1 H 2020 2H 2020 1H 2021 • Pre - IND Meeting to Discuss IMM - 124E Literature - Based 505(b)(2) • IMM - 124E ASH Clinical Trial Top Line Results • Initiate Phase 3 Clinical Trial on IMM - 124E TD prevention study • Pre - IND Meeting on IMM - 529 C. difficile program • Pediatric NAFLD Top Line Results • Phase 3 IMM - 124E TD Clinical Data Available • Initiate U.S. Phase 2 trial on IMM - 529 to treat recurrent CDI • File 505(b)(2) NDA for IMM - 124E TD prevention study

31 31 MANAGEMENT • Chief Executive Officer of Immuron Limited since November 16, 2018. • Over 30 years of experience in pharmaceutical and biotechnology - including R&D, operations, business development and capital financing. • Co - founder and founding CEO of Synergy Pharmaceuticals. • Co - inventor of TRULANCE® ( plecanatide ), an FDA approved drug to treat chronic GI disorders. • Raised over USD $500 million of capital in the public markets to support Synergy from founding to approval of TRULANCE® in 2017. • Ph.D. in Biochemistry; University of Wisconsin - Madison and BS in Chemistry from the University of Missouri. • Former Acting CEO of Immuron Ltd. Over twenty years’ experience in pharmaceutical and biotechnology industries. • Former Chief Operating Officer of TransBio Ltd. Responsible for strategic identification, development and maintenance of global commercial partnerships, along with development, management and IP portfolio, R&D and technology transfer. • Leadership roles in business development, project management, IP portfolio management, R&D, senior management. • Consultant to academic institutes, private and publicly listed companies and government departments specializing in development and commercialization strategies. • PhD in medicine from the University of Melbourne.

BOARD OF DIRECTORS – CHAIRMAN & EXECUTIVE VICE CHAIRMAN



Dr Roger Aston
CHAIRMAN - B. Sc. (Hons), PhD.
Dr Aston has more than 20 years experience in the pharmaceutical and biotech industries. He was Chief Executive Officer of Mayne Pharma Group Limited, after leading HalcyGen's acquisition of Mayne Limited in 2009. He has extensive experience with FDA and EU product registration, clinical trials, global licensing, private placement fundraising and prospectus preparation. Dr Aston has held numerous other board positions in the sector including with Clinuvel Limited, HalyGen Limited and Ascent Pharma Health Limited, recently acquired by Watson.



Peter Anastasiou
EXECUTIVE VICE CHAIRMAN - BBSc
Mr. Anastasiou has extensive business experience in a wide range of organisations. He has been a successful entrepreneur from and early age with his first biotech venture, Neuro Developments Australia, seeded at age 24. Mr. Anastasiou was the founder of Investment Group Grandlodge, and ACS International both of which have generated significant wealth through Investment and Management

NON-EXECUTIVE DIRECTORS
- **Dr Gary Jacob**
- **Stephen Anastasiou**
- **Daniel Pollock**
- **Professor Ravi Savarirayan**
- **Richard Jay Berman**

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33 33 COMPANY CAPITALIZATION Immuron Limited Ordinary Shares ADS Equivalent 1 Shares 163,215,706 4,080,393 Options 2 44,823,800 1,120,595 Warrants 3 27,760,000 694,000 Total 235,799,506 5,894,988 1. 1 ADS represents 40 ordinary shares 2. Options - Exercise price range: AUD $0.468 to $1.944 (Expiring from 27 Nov 2019 to 15 March 2023) 3. Exercise price of USD $10.00 per ADS (Expiring 13 June 2022) Information prepared as at 18 June 2019 Share Price (18 June 2019): AUD $0.135 Market Capitalization: AUD $22 Million